CUSIP No. 98155N106

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                                (AMENDMENT NO. 9)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                     WorldWater and Solar Technologies Corp.
                     ---------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    98155N106
                                    ---------
                                 (CUSIP Number)

                            Kathryn Klinedinst, Esq.
                Greenberg Glusker Fields Claman & Machtinger LLP
                      1900 Avenue of the Stars, Suite 2100
                              Los Angeles, CA 90067
                                 (310) 201-7576
                                 --------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                November 13, 2008
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98155N106

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         David Gelbaum, Trustee, The Quercus Trust

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                    (A)      /X/
                                                                    (B)      / /
(3)      SEC Use Only

(4)      Source of Funds (See Instructions)

         PF

(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                  / /

(6)      Citizenship or Place of Organization

         U.S.

                                (7)     Sole Voting Power
                                        -0-

Number of Shares                (8)     Shared Voting Power
Beneficially Owned                      108,405,551
by Each Reporting
Person With                     (9)     Sole Dispositive Power
                                        -0-

                                (10)    Shared Dispositive Power
                                        108,405,551

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         108,405,551

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                                  / /

(13)     Percent of Class Represented by Amount in Row (11)
         36.7% (1)

(14)     Type of Reporting Person (See Instructions)
         IN

-------------------------
(1) Based on 295,653,472 shares of Common Stock outstanding, calculated in accordance with Rule 13D.

CUSIP No. 98155N106


(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Monica Chavez Gelbaum, Trustee, The Quercus Trust

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                    (A)      /X/
                                                                    (B)      / /

(3)      SEC Use Only

(4)      Source of Funds (See Instructions)

         PF

(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                  / /

(6)      Citizenship or Place of Organization

         U.S.

                               (7)     Sole Voting Power
                                       -0-

Number of Shares               (8)     Shared Voting Power
Beneficially Owned                     108,405,551
by Each Reporting
Person With                    (9)     Sole Dispositive Power
                                       -0-

                               (10)    Shared Dispositive Power
                                       108,405,551

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         108,405,551

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                                  / /

(13)     Percent of Class Represented by Amount in Row (11)
         36.7% (1)

(14)     Type of Reporting Person (See Instructions)
         IN

-------------------------
(1) Based on 295,653,472 shares of Common Stock outstanding, calculated in accordance with Rule 13D.

CUSIP No. 98155N106


(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         The Quercus Trust

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                    (A)      /X/
                                                                    (B)      / /

(3)      SEC Use Only

(4)      Source of Funds (See Instructions)

         PF

(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                  / /

(6)      Citizenship or Place of Organization

         U.S.

                               (7)     Sole Voting Power
                                       -0-

Number of Shares               (8)     Shared Voting Power
Beneficially Owned                     108,405,551
by Each Reporting
Person With                    (9)     Sole Dispositive Power
                                       -0-

                               (10)    Shared Dispositive Power
                                       108,405,551

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         108,405,551

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                                  / /

(13)     Percent of Class Represented by Amount in Row (11)
         36.7%(1)

(14)     Type of Reporting Person (See Instructions)
         OO

-------------------------
(1) Based on 295,653,472 shares of Common Stock outstanding, calculated in accordance with Rule 13D.

CUSIP No. 98155N106


Item 1.

         This Amendment No. 9 to Schedule 13D (this "Amendment No. 9") amends and restates, where indicated, the statement on Schedule 13D relating to the Common Stock of the Issuer filed by The Quercus Trust, David Gelbaum and Monica Chavez Gelbaum (the "Reporting Persons") with the Securities and Exchange Commission on March 9, 2007 (the "Initial Schedule 13D") and prior amendments thereto. Capitalized terms used in this Amendment No. 9 but not otherwise defined herein have the meanings given to them in the Initial Schedule 13D or prior amendments thereto.

         This Amendment No. 9 is being made disclose the disposition of shares of Common Stock of the Issuer. Except as otherwise set forth herein, this Amendment No. 9 does not modify any of the information previously reported by the Reporting Persons in the Initial Schedule 13D or prior amendments thereto.

Item 5.  Interest in Securities of the Issuer

         (a) As of the date of this Amendment No. 9, the Reporting Persons beneficially own 108,405,551 shares of Common Stock, representing 36.7% of the shares of Common Stock outstanding, calculated in accordance with Rule 13D. All of the reported shares of Common Stock are held of record by the Trust.

         (b) The Reporting Persons have shared voting and dispositive power with respect to 108,405,551 shares of Common Stock. Each of David Gelbaum and Monica Chavez Gelbaum, acting alone, has the power to exercise voting and investment control over shares of Common Stock beneficially owned by the Trust.

         (c) Since Amendment No. 8 to Schedule 13D filed on August 11, 2008, the Reporting Persons disposed 1,016,949 shares of Common Stock pursuant to the Securities Purchase Agreement dated November 13, 2008. A copy of the Agreement is attached hereto as Exhibit "B." In consideration for the sale price, the purchaser in the transaction delivered to the Reporting Persons a Secured Promissory Note dated November 13, 2008, which was secured by a Stock Pledge and Security Agreement dated the same. The Note and Security Agreement are attached hereto as Exhibit "C" and "D," respectively.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         (a) Pursuant to the Power of Attorney filed as Exhibit "B" to Amendment No. 1 to Schedule 13D filed on August 24, 2007 with respect to the issuer Emcore Corp., David Gelbaum has been appointed as Monica Chavez Gelbaum's Attorney-In-Fact.

         (b) Securities Purchase Agreement dated November 13, 2008.

         (c) Secured Promissory Note dated November 13, 2008.

         (d) Stock Pledge and Security Agreement dated November 13, 2008.

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CUSIP No. 98155N106


Item 7.  Material to Be Filed as Exhibits

         Exhibit A:    Agreement Regarding Joint Filing of Amendment No. 9 to
                         Schedule 13D.

         Exhibit B:    Securities Purchase Agreement dated November 13, 2008.

         Exhibit C:    Secured Promissory Note dated November 13, 2008.

         Exhibit D:    Stock Pledge and Security Agreement dated November 13,
                         2008.

CUSIP No. 98155N106


SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned parties.



Dated:  December 1, 2008      /s/ David Gelbaum
                              -----------------------------------------------
                              David Gelbaum, Co-Trustee of The Quercus Trust


                              /s/ David Gelbaum, as Attorney-In-Fact for Monica Chavez Gelbaum
                              -----------------------------------------------
                              Monica Chavez Gelbaum,
                              Co-Trustee of The Quercus Trust


                              /s/ David Gelbaum
                              -----------------------------------------------
                              The Quercus Trust, David Gelbaum, Co-Trustee of The Quercus Trust

CUSIP No. 98155N106
                                    EXHIBIT A

       AGREEMENT REGARDING JOINT FILING OF AMENDMENT NO. 9 TO SCHEDULE 13D
       -------------------------------------------------------------------



         The undersigned agree that the Amendment No. 9 to the Schedule 13D with respect to the Common Stock of WorldWater and Solar Technologies Corp. is a joint filing being made on their behalf.



Dated: December 1, 2008        /s/ David Gelbaum
                               -----------------------------------------------
                               David Gelbaum, Co-Trustee of The Quercus Trust


                               /s/ David Gelbaum, as Attorney-In-Fact for Monica Chavez Gelbaum
                               -----------------------------------------------
                               Monica Chavez Gelbaum,
                               Co-Trustee of The Quercus Trust


                               /s/ David Gelbaum
                               -----------------------------------------------
                               The Quercus Trust, David Gelbaum, Co-Trustee of The Quercus Trust

                                   Exhibit B


                            STOCK PURCHASE AGREEMENT

         THIS STOCK PURCHASE AGREEMENT (the "AGREEMENT") is entered into as of November 13, 2008 (the "EFFECTIVE DATE"), by and between David Anthony (the "BUYER") and The Quercus Trust, a California statutory trust (the "SELLER").


                                    RECITALS

         WHEREAS, the Seller desires to sell to the Buyer, and the Buyer desires to purchase from the Seller, an aggregate of 1,016,949 shares of common stock of WorldWater and Solar Technologies Corp., a Delaware corporation (each a "SHARE," and collectively the "SHARES") in accordance with the terms and conditions set forth in this Agreement.


                                    AGREEMENT

         NOW, THEREFORE, in consideration of the mutual promises contained herein, the parties hereto agree as follows:

         1. SALE OF SHARES. On the Effective Date, the Seller hereby agrees to sell to the Buyer, and the Buyer hereby agrees to purchase from the Seller, the Shares at a price of $0.295 per Share. The aggregate purchase price (the "PURCHASE PRICE") owed to the Seller for the purchase of the Shares will be $300,000.00.

         2. DELIVERABLES.

                  2.1 On the Effective Date, the Buyer will purchase the Shares by delivery of an executed promissory note in substantially the form attached hereto as EXHIBIT A (the "NOTE") secured by that certain Pledge and Security Agreement dated of even date herewith in substantially the form attached hereto as EXHIBIT B (the "SECURITY AGREEMENT").

                  2.2 Within three (3) days after the Effective Date, or such other time as the parties agree, the Buyer will deliver to the Company's transfer agent (the "TRANSFER AGENT") a stock power (the "STOCK POWER"), in the form attached hereto as EXHIBIT C, in respect of the Shares owned by the Seller, fully endorsed for transfer to the Buyer. The Seller will also deliver to the Transfer Agent the original stock certificate(s) which includes the Shares to be sold to the Buyer. Pursuant to the terms of this Agreement, the Seller shall request that, upon the Transfer Agent's receipt of such Stock Power, the Transfer Agent shall issue and deliver to the Buyer a duly executed stock certificate representing the total number of Shares transferred to the Buyer in the agreement.

         3. SELLER'S REPRESENTATIONS. The Seller represents and warrants to the Buyer and the Company as follows:

                  3.1 The Seller owns the Shares beneficially and of record, free and clear of any suit, proceeding, call, voting trust, proxy, restriction, security interest, lien or other encumbrance of any kind or nature whatsoever (collectively, a "LIEN") and has full power, authority and capacity to transfer and dispose of all the Shares free and clear of any Lien. Upon the payment for and delivery of the Shares as provided in this Agreement, the Buyer will acquire good and valid title to the Shares free and clear of any Lien.

                  3.2 The execution and delivery of this Agreement by the Seller, the consummation of the transaction contemplated hereby, and the compliance with the terms of this Agreement will not conflict with, result in the breach of, or constitute a default under, or require any consent or approval under, any agreement, note, indenture, mortgage, deed of trust or other agreement, lease or instrument to which either Seller is a party or by which it may be bound.

                  3.3 No broker or finder has acted directly or indirectly for the Seller in connection with this Agreement or the transaction contemplated hereby, and no broker or finder is entitled to any brokerage or finder's fee or other commission in respect thereof based in any way on agreements, arrangements or understandings made by or on behalf of the Seller.

                  3.4 This Agreement has been duly authorized, executed and delivered by the Seller and constitutes the legal, valid and binding obligation of the Seller, enforceable against the Seller in accordance with its terms.

                  3.5 The Seller's transfer of the Shares to the Buyer is exempt from the registration requirements of the Securities Act of 1933, as amended (the "SECURITIES ACT") and any applicable state securities laws, in each case pursuant to applicable exemptions thereunder.

                  3.6 The Seller expressly acknowledges and agrees that the Company has made no representations or warranties in connection with the Shares or the transactions contemplated by this Agreement.

         4. BUYER'S REPRESENTATIONS. The Buyer represents and warrants to the Seller and the Company as follows:

                  4.1 The Buyer has full power and authority to purchase the Shares from the Seller in accordance with this Agreement.

                  4.2 The Buyer understands that the Shares are "control shares" as defined in the Securities Act and that none of the Shares has been registered under the Securities Act. The Buyer also understands that such Shares are being offered, sold and transferred pursuant to applicable exemptions under the Securities Act and applicable state securities laws.

                  4.3 The Buyer understands that it will not become a party to any investor rights agreement, registration rights agreement, or similar agreement and will not receive the benefits under any such agreement with respect to the Shares.

                  4.4 The execution and delivery of this Agreement by the Buyer, the consummation of the transaction contemplated herein, and the compliance with the terms of this Agreement will not conflict with, result in the breach of, or constitute a default under, or require any consent or approval under, any note, indenture, mortgage, deed of trust or other agreement, lease or instrument to which the Buyer is a party or by which he may be bound.

                  4.5 No broker or finder has acted directly or indirectly for the Buyer in connection with this Agreement or the transaction contemplated hereby, and no broker or finder is entitled to any brokerage or finder's fee or other commission in respect thereof based in any way on agreements, arrangements or understandings made by or on behalf of the Buyer.

                  4.6 This Agreement has been duly authorized, executed and delivered by the Buyer and constitutes the legal, valid and binding obligation of the Buyer, enforceable against the Buyer in accordance with its terms.

                  4.7 The Buyer is an "accredited investor," as that term is defined in Regulation D adopted pursuant to the Act.

                  4.8 The Shares to be acquired by the Buyer from the Seller as contemplated hereunder are being acquired for the Buyer's own account and not with a view to, or intention of, distribution thereof in violation of the Securities Act or any applicable state securities laws, and the Shares will not be sold, transferred, pledged or otherwise disposed of by the Buyer in contravention of the Securities Act or any applicable state securities laws or any provision of the charter, bylaws or any stockholders agreement of the Company.

                  4.9 The Buyer is sophisticated in financial matters and a director of the Company and is able to evaluate the risks and benefits of the investment in the Shares and make an informed investment decision.

                  4.10 The Buyer has had an opportunity to ask questions and receive answers concerning the Company and the Shares and has had full access to such other information concerning the Company and the Shares as the Buyer has requested. The Buyer has also reviewed or has had an opportunity to review such other documents and information regarding the Company and its business as requested by the Buyer to the Buyer's satisfaction.

                  4.11 The Buyer understands that the Company and Seller are relying, and will rely on, the information and representations with respect to the Buyer set forth in this Agreement as to whether the transfer of the Shares to the Buyer qualifies for an exemption from the registration requirements under the Securities Act, and the Buyer confirms that all such information is true and correct as of the date hereof.

                  4.12 The Buyer understands that the Buyer must bear the economic risk of his acquisition of the Shares for an indefinite period of time because (1) the acquisition of Shares by the Buyer has not been registered under the Securities Act or applicable state securities laws; and (2) the Shares may therefore not be sold, transferred, pledged, or otherwise disposed of unless registered for sale under the Securities Act, or unless pursuant to an applicable exemption from registration, and in any event only if the transfer is permitted. The Buyer further acknowledges that an important consideration bearing on his ability to bear the economic risk of his acquisition of Shares is whether the Buyer can afford a complete loss of such investment in the Company, and the Buyer confirms that the Buyer can afford a complete loss of such investment in the Company.

                  4.13 The Buyer understands that the certificates evidencing the Shares will bear one or more restrictive legends prohibiting the transfer thereof except in compliance with the applicable state and federal securities laws and with any restrictions on transfer contained in the Company's bylaws and/or stockholders' agreement, as in effect from time to time.

                  4.14 The Buyer expressly acknowledges and agrees that the Company has made no representations or warranties in connection with the Shares or the transactions contemplated by this Agreement.

         5. MISCELLANEOUS PROVISIONS.

                  5.1 Any number of counterparts of this Agreement may be signed and delivered and each will be considered an original and together they will constitute one agreement.

                  5.2 This Agreement may not be amended or modified in any respect, except by the mutual written agreement of the parties hereto and the Company.

                  5.3 Each party to this Agreement will pay its own expenses in connection with the transactions contemplated hereby, whether or not such transactions will be consummated.

                  5.4 This Agreement will be construed and performed in accordance with the laws of the State of California, without regard to the conflicts of law therein. The rights and liabilities of the present parties will bind and inure to their respective heirs, devisees, personal representatives, successors and assigns.

                  5.5 This Agreement and the exhibits hereto, the Note, and the Security Agreement constitute the entire agreement among the parties relating to their subject matter and supersede all prior and contemporaneous agreements and understandings of the parties in connection with such subject matter.

                  5.6 From and after the date of this Agreement, upon the request of the Seller, the Buyer or the Company, the Seller or the Buyer, as applicable, will execute and deliver such instruments, documents or other writings as may be reasonably necessary or desirable to confirm and carry out and to effectuate fully the intent and purposes of this Agreement.

                  5.7 The Company is an intended third party beneficiary of this Agreement and the Buyer and the Seller acknowledge and agree that the Company will rely and is intended to rely on the provisions, representations and agreements set forth herein. Other than the foregoing, nothing expressed or implied in this Agreement is intended, or shall be construed, to confer upon or give any person, firm, corporation, partnership, association or other entity, other than the parties hereto and the Company and their respective successors and assigns, any rights or remedies under or by reason of this Agreement.

                            [SIGNATURE PAGE FOLLOWS]

         IN WITNESS WHEREOF, the parties hereto have executed this Stock Purchase Agreement as of the date first written above.



BUYER:

/s/ David Anthony
------------------------------
      David Anthony



SELLER:

THE QUERCUS TRUST


By:       /s/ David Gelbaum, Co-Trustee
         --------------------------------------------
         Name:  David Gelbaum
         Title:  Co-Trustee

                                    EXHIBIT A
                                 PROMISSORY NOTE

                                (to be attached)

                                    EXHIBIT B
                               SECURITY AGREEMENT

                                (to be attached)

                                    EXHIBIT C
                                   STOCK POWER

                  (STOCK ASSIGNMENT SEPARATE FROM CERTIFICATE)

         FOR VALUE RECEIVED, THE QUERCUS TRUST ("HOLDER") hereby sells, assigns and transfers unto DAVID ANTHONY, AN INDIVIDUAL, 1,016,949 shares of common stock of WorldWater and Solar Technologies Corp., a Delaware corporation (the "COMPANY") standing in its name on the books of said Company, and hereby irrevocably constitutes and appoints as Holder's attorney to transfer the shares on the books of the Company, with full power of substitution in the premises.

Dated: November 13, 2008


THE QUERCUS TRUST


____________________
Name: David Gelbaum
Title: Trustee


NOTE: The signature(s) to this assignment must correspond with the name as written upon the face of the certificate, in every particular, without alteration or enlargement, or any change whatsoever.

                                   Exhibit C

                                 PROMISSORY NOTE
                                 ---------------


$300,000                    Los Angeles, California            November 13, 2008


         FOR VALUE RECEIVED, the undersigned maker, David Anthony ("Maker"), promises to pay to The Quercus Trust ("Holder"), the principal sum of Three Hundred Thousand Dollars ($300,000.00), as set forth below.

         Commencing on January 1, 2009, this Promissory Note (this "Note") shall bear interest (the "Interest Rate") at the rate of five percent (5%) per annum, compounded monthly. Principal shall be paid in thirty-six (36) equal monthly installments due on the first day of each month commencing on January 1, 2009. Interest shall be payable annually in arrears on the last day of each year beginning on December 31, 2009. Subject to the following paragraph, the entire principal balance, together with all unpaid interest and any other charges due under this Note, is all due and payable on January 1, 2012 (the "Maturity Date").

         This Note is secured by certain shares of common stock of WorldWater and Solar Technologies Corp., a Delaware corporation held by Maker as more particularly set forth in that certain Pledge and Security Agreement dated November 13, 2008 by and between Maker and Holder.

         Any security given for the obligations of Maker may be waived, exchanged, surrendered or otherwise dealt with by Holder without affecting the liability of Maker or any other party who might subsequently become liable hereon.

         If the interest payable hereunder shall at any time exceed the maximum rate of interest permitted by law in respect of this Note, the interest payable hereunder shall be reduced to that maximum legal rate permitted in respect of this Note.

         Maker, at any time, or from time to time, may prepay principal on this Note, in whole or in part, prior to the Maturity Date without penalty or bonus. However, each payment shall be credited first to fees or other sums (except principal and interest) to be paid by Maker to Holder hereunder; second to accrued and unpaid interest, and third, the balance, if any, to principal.

         The undersigned Maker hereby (i) waives diligence, presentment, protest and demand and also notice of protest, demand, nonpayment and dishonor of this Note, (ii) waives the right to assert any statute of limitations defense in respect of this Note, and (iii) expressly agrees that, without in any way affecting the liability of Maker hereunder, the Holder hereby may extend the Maturity Date or the time for payment of any sum due hereunder, accept security or collateral security, release any party liable hereunder and release any security now or hereafter securing this Note.

         The provisions of this Note shall inure to the benefit of the successors-in-interest, administrators and assigns of the Holder hereof and shall be binding upon the heirs, executors, administrators, successors-in-interest and assigns of Maker.

         Maker promises to pay all costs of enforcement and collection, including, without limitation, attorneys' fees incurred by the Holder hereof on account of such enforcement and collection, whether or not such enforcement and collection includes filing a lawsuit, and whether or not such lawsuit, if filed, is prosecuted to judgment. Such costs and expenses shall include, without limitation, all costs, attorneys' fees and expenses incurred by the Holder hereof in connection with other similar proceedings involving the undersigned which in any way affect the exercise by the Holder hereof of its rights and remedies under this Note.

         All notices and other communications hereunder shall be given as follows:

         To Maker:                  David Anthony
                                    c/o 21 Ventures, LLC
                                    Starrett Lehigh Building
                                    601 West 26th Street
                                    Suite 1260/v
                                    New York NY 10001-1129
                                    danthony@21ventures.net



         To Holder:                 The Quercus Trust
                                    1835 Newport Blvd.
                                    A109 - PMB 467
                                    Costa Mesa CA 92627
                                    xaixai@pacbell.net

All such notices and communications shall be deemed to have been given and made upon (i) the date of delivery if delivered personally or electronically or (ii) on the third (3rd) business day after deposit in a regularly maintained receptacle for the deposit of United States mail if mailed and sent by registered or certified mail, return receipt requested, postage prepaid and addressed as specified in this paragraph. Any party may change its address by written notice in accordance with this paragraph.

         The terms and provisions of this Note shall be construed and enforced under the laws of the State of California. If any term or provision of this Note or any application of such provision is determined by a court of competent jurisdiction to be illegal, invalid or unenforceable for any reason whatsoever, such illegality, invalidity or unenforceability shall not affect the balance of the terms and provisions of this Note, which terms and provisions shall remain in full force and effect, to the fullest extent possible. Maker's obligations under this Note may only be altered or terminated by a written instrument executed by Maker and the Holder of this Note at the time enforcement of any discharge is sought.

         All amounts payable hereunder shall be denominated and paid in U.S. dollars and made in any coin and currency of the United States of America which on the date or respective date of payment is legal tender for the payment of public and private debts.

                                     "MAKER"

                                      /s/ David Anthony
                                     ----------------------------
                                     David Anthony

                                   Exhibit D

                       STOCK PLEDGE AND SECURITY AGREEMENT
                       -----------------------------------


1.       IDENTIFICATION.

         This Stock Pledge and Security Agreement (the "Agreement"), dated for identification purposes only as of November 13, 2008, is entered into by and between David Anthony, an individual ("Anthony") and The Quercus Trust ("Secured Party").

2.       RECITALS.

         2.1. Concurrently with the execution of, and pursuant to the terms of, that certain Stock Purchase Agreement dated November 13, 2008 between Anthony and Secured Party (the "SPA"), Anthony has executed and delivered to Secured Party that certain Promissory Note in the original principal amount of Three Hundred Thousand Dollars ($300,000) (the "Note").

         2.2. As security for Anthony's performance of its obligations under the Note and the due and punctual performance of all obligations of Anthony hereunder (collectively, the "Obligations"), Anthony desires to pledge and grant to Secured Party, and to create, or cause to be created, a security interest in certain property, on the terms and conditions hereinafter set forth.

3.       GRANT OF SECURITY INTEREST.

         3.1. As security for the full, punctual and prompt performance of the Obligations, and for good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, Anthony hereby grants, pledges, assigns and transfers to Secured Party a lien on, and a continuing security interest in, One Million Sixteen Thousand Nine Hundred Forty Nine (1,016,949) shares of common stock of WorldWater and Solar Technologies Corp., a Delaware corporation (the "Company"), which shares were purchased by Anthony from Secured Party pursuant to the terms of the SPA (the "Shares"), together with all benefits and entitlements evidenced thereby and all dividends, interest, cash, instruments, distributions, income, securities and any other property (whether real or personal, tangible or intangible) at any time received, receivable or otherwise distributed in respect of, or in exchange for, the Shares, and any and all improvements, additions, replacements, substitutions and any and all proceeds arising out of or derived from the Shares (collectively, the "Collateral").

4.       REPRESENTATIONS AND WARRANTIES OF ANTHONY.

         Anthony represents and warrants the following to Secured Party:

         4.1. Anthony owns and has possession of, and has the right and power to grant a lien on, and a security interest in, the Collateral;

         4.2. Anthony has all of the requisite power and authority to enter into this Agreement, and to perform his obligations under this Agreement and all other documents and instruments contemplated by this Agreement or relating hereto;

         4.3. Anthony is, and as to any substitute or additional Collateral shall be, the sole owner of the Collateral, and the Shares are and shall be genuine, have and shall have been duly and validly authorized and issued, are fully paid and non-assessable, are and shall be free from liens, encumbrances, claims, setoffs, repurchases or other options or charges and demands of any kind or character, and, except for compliance with applicable provisions of federal and state securities laws, are free and clear of any restrictions on transfer;

         4.4. All statements made by Anthony in this Agreement are true and complete in all material respects, and shall be true, complete and correct at the time of the effective date of each additional agreement or instrument contemplated by this Agreement, and shall be continuing and shall remain true, correct and in full force and effect until such time as the Obligations are paid in full.

5.       TRANSFER OF COLLATERAL.

         5.1. Anthony shall deliver to Secured Party all certificates representing or evidencing the Collateral in suitable form for transfer or delivery, and accompanied by duly-executed instruments of transfer or assignment.

         5.2. Anthony shall take all actions that Secured Party shall reasonably request in order to perfect the security interest created hereby.

6.       SALE PROCEEDS; DIVIDENDS; VOTING POWER.

         6.1. Anthony may not sell, assign, transfer, further hypothecate or otherwise encumber any interest in the Shares except in connection with a sale of the Shares at fair market value, or as may be approved in writing by Secured Party. If, upon the sale of any of the Shares, any cash, property, securities or other proceeds are received by Anthony or if Anthony receives any dividend or distribution on or with respect to any Collateral, Anthony shall accept same in trust for Secured Party and shall immediately deliver same to Secured Party (duly endorsed or assigned to Secured Party as appropriate) either to be held by it as Collateral hereunder or to be applied to the Obligations then due, in Secured Party's sole discretion, except in the case of receipt of securities of the Company (but not any successor to the Company in a merger or similar event), in which event Secured Party shall hold such securities as additional collateral hereunder.

         6.2. Upon the occurrence of an uncured Event of Default which is then continuing, Secured Party shall be entitled to exercise all voting power pertaining to the Collateral and to receive and retain as Collateral hereunder or apply, as provided in Paragraph 6.1, to the Note (whether by acceleration, demand or otherwise) any and all cash or stock dividends or shares issued pursuant to a "stock split" or any other distributions of stock or property at any time declared or paid on Collateral.

         6.3. Prior to any Event of Default, Anthony shall be entitled to: (a) exercise all voting power pertaining to the Collateral, but in a manner which is not inconsistent with the provisions of this Agreement, and Secured Party shall execute or cause to be executed from time to time, at the expense of Anthony, such proxies or other instruments as shall be reasonably requested in writing by Anthony to enable Anthony to exercise such voting power; and (b) receive and retain any and all dividends (other than stock or liquidating dividends) and interest paid on any of the Collateral.

         6.4. Upon the occurrence of an Event of Default which is then continuing, Anthony acknowledges and agrees that neither he nor any entity formed by him or in which he has any legal or equitable interest shall be entitled to any salary, commission, distribution or any other payment of any kind whatsoever from the Corporation, and any such monies so paid to Anthony shall be received by Anthony in trust for Secured Party and shall be delivered by Anthony to Secured Party, immediately upon receipt thereof by Anthony.

7.       FURTHER ACTION BY ANTHONY; COVENANTS.

         7.1. Anthony shall furnish to Secured Party, promptly upon receipt thereof, copies of all material notices, requests and other documents received by Anthony relating to Collateral.

         7.2. Anthony shall not take or permit to be taken any action in connection with any Collateral which would impair the value of the interest or rights of Anthony or of Secured Party therein or thereunder.

         7.3. Anthony shall promptly execute and deliver, at the expense of Anthony, all such further notices, instruments and documents, including, without limitation, financing statements, and all other documents required in order to comply with any federal or state securities law, and shall take all such further action, as may be necessary or advisable, or as Secured Party may request at any time or from time to time, in order to perfect, preserve and protect the security interest granted hereunder or to enable Secured Party to exercise and enforce its rights, remedies and powers hereunder and in order to consummate fully all of the transactions contemplated by this Agreement.

         7.4. Anthony shall, at Anthony's expense: (a) keep complete and accurate records regarding the Collateral; (b) permit Secured Party and its designees at all reasonable times to inspect Anthony's books, records and properties and to audit and make copies or extracts from such books and records;
(c) supply Secured Party with such information concerning the Collateral and deliver to Secured Party such papers and information with respect to the Collateral as Secured Party may request; (d) immediately notify Secured Party of any event causing material loss or depreciation in the value of the Collateral and the amount of such loss or depreciation; (e) defend the right, title and interest of Secured Party in, to and under the Collateral against the claims and demands of all persons and entities.

         7.5. Anthony shall not sell, hypothecate, encumber, grant an option with respect to, or otherwise dispose of or transfer the Shares, so long as the Obligations remain outstanding.

8.       PERFORMANCE BY SECURED PARTY.

         If Anthony fails to perform any covenant, agreement, duty or obligation of Anthony under this Agreement, Secured Party may, at any time or times in its discretion, take action to effect performance of such obligation. All expenses of the Secured Party incurred in connection with the foregoing authorization shall be payable by Anthony as provided in Paragraph 14.1 hereof. No discretionary right, remedy or power granted to Secured Party under any part of this Agreement shall be deemed to impose any obligation whatsoever on Secured Party with respect thereto, such rights, remedies and powers being solely for the protection of Secured Party.

9.       EVENTS OF DEFAULT.

         An event of default ("Event of Default") shall be deemed to have occurred hereunder upon:

         9.1. Anthony's default under the Note or Anthony's breach of, or Anthony's failure to perform, any obligation, covenant, condition, representation or warranty contained in, this Agreement.

         9.2. Appointment of any custodian, receiver, or trustee to take possession, custody or control of all or a substantial portion of the property of Anthony.

         9.3. Anthony becoming insolvent, or generally not paying or admitting in writing his inability to pay his debts as they become due, making a general assignment for the benefit of creditors, or commencing any case, proceeding or other action under any bankruptcy or other law for the relief of, or relating to, debtors.

         Secured Party shall give written notice to Anthony upon the occurrence of any Event of Default (the "Notice of Default). If Anthony fails to cure any Event of Default within five (5) calendar days of the giving of the Notice of Default, Secured Party shall have all of the rights and remedies provided in
Section 10 below, in addition to any and all rights and remedies Secured Party may have pursuant to the Note.

10.      RIGHTS UPON DEFAULT.

         10.1. Upon the happening of any Event of Default, as defined in Section 9 hereof, which has not been cured by Anthony or Anthony within the time provided in Section 9, Secured Party may, at its sole option, pursue any or all of the remedies and exercise any or all rights set forth in this Section 10.

         10.2. Secured Party may exercise all remedies of a Secured Party under the Uniform Commercial Code of the State of California (the "UCC") including, but also subject to, the following:

                  10.2.(a) Secured Party may not retain the Collateral or any part thereof in satisfaction of Anthony's obligations under the Note in accordance with UCC Section 9505.

                  10.2.(b) Secured Party may sell or otherwise dispose of the Collateral or any part thereof at a private sale or public sale. Secured Party shall notify Anthony of its election to so dispose of the Collateral either in the Notice of Default or in a separate written notice sent to Anthony after his default. Secured Party's notice to Anthony of its election to dispose of the Collateral shall include notice of the time on or after which such private sale or other intended disposition is to be made, or the date of any public sale. Anthony shall remain liable for any deficiency following disposition of the Collateral or any part thereof pursuant to this Section.

         10.3. Secured Party's delay or failure to exercise the remedies described in Section 10.2 shall not be deemed a waiver of its rights to exercise the right of sale following a default. The rights and duties of Secured Party and Anthony, the mechanics for sale of the Collateral following a default, and the disposition or application of the proceeds of the sale of the Collateral shall be as set forth in the UCC.

         10.4. Secured Party may proceed against Anthony by bringing an action on the Note and reduce its claim on the obligations secured hereby to judgment. In this connection, Anthony hereby expressly waives any and all rights he may have to require Secured Party to exhaust the Collateral or to proceed against any other party or to pursue any other remedy which Secured Party may have.

         10.5. Secured Party may do any and all other acts and take any proceedings allowed by law or in equity to enforce Secured Party's rights to collect the obligations secured by this Agreement.

         10.6. Anthony hereby irrevocably appoints Secured Party as his attorney-in-fact with such power to be effective upon any default by Anthony hereunder which is not cured within the time permitted under Section 9 hereof. In this capacity, Secured Party may exercise all rights and powers as Anthony might exercise with respect to the Collateral, including, without limitation, the right to transfer the Collateral to Secured Party's name or to the name of its nominee or that of any party to whom Secured Party conveys the Collateral, and the right to execute any documents to effectuate a transfer of the Collateral. Secured Party shall not be required to make any presentment, demand, or protest, or give any notice, and Secured Party need not take any action to preserve any rights against any prior party or any other person in connection with the Note or with respect to the Collateral.

         10.7. Upon Anthony's default which is not cured within the time permitted under Section 9 hereof, and until such time as Secured Party disposes of the Collateral in accordance with the provisions of this Section 10, Secured Party shall be entitled to exercise or receive any and all of Anthony's rights as the owner of the Shares.

         10.8. The parties hereby agree that all rights and remedies hereunder shall be separate and cumulative and in addition to any rights or remedies available at law, and Secured Party shall have the right to enforce one or more remedies under this Agreement or pursuant to law successively or concurrently, and no action or proceeding shall operate to, or be deemed to, estop or prevent Secured Party from the pursuit of any further remedy which it may have by this Agreement or by law.

         10.9. Secured Party's rights and remedies, as set forth in this Agreement and otherwise pursuant to the terms of the UCC, shall be subject to the terms and conditions set forth in the Consent. To the extent there is an inconsistency between the terms hereof and the terms of the Consent, the terms of the Consent shall control.

         10.10. Anthony acknowledges that Secured Party may be unable to effect the public sale of the Shares, by reason of certain prohibitions contained in the Securities Act of 1933 (the "Securities Act") and applicable state securities laws or otherwise, and may be compelled to resort to one or more private sales thereof to a restricted group of purchasers which will be obliged to agree, among other things, to acquire such securities for their own account for investment and not with a view to the distribution or resale thereof. Anthony acknowledges and agrees that any such private sale may result in prices and other terms less favorable than if such sale were a public sale and, notwithstanding such circumstances, agrees that any such private sale shall be deemed to have made in a commercially reasonable manner. Anthony acknowledges and agrees that, notwithstanding such constraints and restrictions in connection with any such private or public sale, any such private or public sale shall be deemed to have been made in a commercially reasonable manner.

11.      WAIVERS.

         11.1. Anthony waives and agrees not to assert or take advantage of (a) any right to require Secured Party to proceed against any other person, firm or corporation or to proceed against or exhaust any security held by its at any time or to pursue any other remedy in its power before proceeding against Anthony; (b) the defense of the statute of limitations or any related defense including without limitation, laches, in any action hereunder for the collection of the Note; (c) any defense based upon any legal disability of Anthony or any discharge or limitation of the liability of Anthony to Secured Party, whether consensual or arising by operation of law or any bankruptcy, reorganization, receivership, insolvency or debtor-relief proceeding, or from any other cause;
(d) the failure of the Secured Party to file or enforce a claim against the estate (either in administration, bankruptcy, or other proceeding) of any other or others; (e) presentment, demand, protest and notice, of any action or non-action on the part of the Secured Party under this or any other instrument, or any other person whomsoever, in connection with the Note, or evidence of indebtedness hereby secured, including but not limited to notice of the existence, creation or incurring of any new or additional indebtedness or obligation on the part of Anthony or any endorser or creditor of Anthony or on the part of any other person whomsoever; (f) any defense based upon an election of remedies by Secured Party, including without limitation an election to proceed by nonjudicial rather than judicial foreclosure, which destroys or otherwise impairs the subrogation rights of Anthony; and (g) any defense based on any borrowing or grant of a security interest under Section 364 of the Federal Bankruptcy Code.

         11.2. No exercise or nonexercise by the Secured Party of any right hereby given it, no dealing by the Secured Party with Anthony or any other person, and no change, impairment or suspension of any right or remedy of the Secured Party shall in any way affect any of the obligations of Anthony hereunder or any Collateral furnished by Anthony or give Anthony any recourse against the Secured Party.

12.      TERMINATION.

         This Agreement shall terminate and the Collateral shall be returned to Anthony when the Obligations have been paid in full to Secured Party. Upon such termination, Secured Party shall return to Anthony the Note endorsed as "Canceled" or "Paid in Full" and file with the Secretary of State a completed UCC termination statement.

13.      INDEMNIFICATION.

         Anthony shall defend, indemnify and hold Secured Party free and harmless from and against, and in respect of, any and all loss, cost, damage, liability or expense (including, but not limited to, actual attorneys' fees and costs) that Secured Party shall incur or suffer, which arise or result from, or relate to, any breach of or failure by Anthony to perform his representations, warranties, covenants, obligations or agreements set forth herein, in the Note or in any document executed pursuant to this Agreement.

14.      NOTICES

         14.1. Any notice given hereunder shall be in writing and shall be deemed to have been duly given if transmitted by facsimile; delivered by hand; or delivered either by certified or registered mail, postage prepaid to the addresses set forth below. Such notice shall be deemed to have been given or delivered or made on the date of the transmittal, if transmitted by facsimile, or on the date of delivery, if delivered by hand, or three days after mailing if delivered by certified or registered mail, so long as the notice is transmitted, delivered, or mailed as follows:

                  14.1.(a) If to Secured Party:

                                    The Quercus Trust,
                                    1835 Newport Blvd.
                                    A109-PMB 467
                                    Costa Mesa, CA 92627

                  with copy to:

                                    Greenberg Glusker Fields
                                    Claman & Machtinger LLP
                                    1900 Avenue of the Stars, Suite 2100
                                    Los Angeles, CA 90067
                                    Attn: Katy Klinedinst, Esq.


                  14.1.(b)          If to Anthony:

                                    21 Ventures, LLC
                                    Starrett Lehigh Building
                                    601 West 26th Street
                                    Suite 1260/v
                                    New York NY 10001-1129

15.      MISCELLANEOUS.

         15.1. The subject headings of the Sections of this Agreement are included for purposes of convenience only and shall not affect the construction or interpretation of any of its provisions.

         15.2. No supplement, modification, or amendment of this Agreement shall be binding unless executed in writing by the parties. No waiver of any of the provisions of this Agreement shall be deemed, or shall constitute, a waiver of any other provision, whether or not similar, nor shall any waiver constitute a continuing waiver. No waiver shall be binding unless executed in writing by the party making the waiver.

         15.3. This Agreement may be executed simultaneously in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

         15.4. Nothing in this Agreement, whether express or implied, is intended to confer any rights or remedies under or by reason of this Agreement on any persons other than the parties to it and their respective successors and assigns, nor is anything in this Agreement intended to relieve or discharge the obligation or liability of any third persons to any party to this Agreement, nor shall any provision give any third persons any right of subrogation or action over against any party to this Agreement.

         15.5. Nothing contained herein shall be construed to require the commission of any act contrary to law. Should there be any conflict between any provision hereof or any present or future statute, law, ordinance or regulation, the latter shall prevail, but the provisions of this Agreement affected thereby shall be curtailed and limited only to the extent necessary to bring it within the requirements of the law, and the remaining provisions of this Agreement shall remain in full force and effect.

         15.6. Anthony shall reimburse Secured Party, upon demand, for any and all costs and expenses, including, without limitation, attorneys' fees, that Secured Party may reasonably incur in pursuing any remedies hereunder, which costs and expenses are secured hereby.

         15.7. This Agreement shall be binding on, and shall inure to the benefit of, the parties to it and their respective heirs, legal representatives, successors and assigns.

         15.8. This Agreement shall be construed in accordance with, and governed by, the laws of the State of California.

         IN WITNESS WHEREOF, the parties to this Agreement have duly executed it as of the date first above written.

                            [SIGNATURE PAGE FOLLOWS]

                                  "ANTHONY"


                                  /s/ Dvid Anthony
                                  -----------------------------
                                  David Anthony


                                  "SECURED PARTY"

                                  The Quercus Trust

                                   /s/ David Gelbaum
                                  -----------------------------
                                  David Gelbaum, Trustee